Advent Software, Inc.

600 Townsend Street

San Francisco, CA 94103

July 1, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Global Security Risk

100 F Street, N.E.,

Washington, D.C. 20549-3628

Attention:	Cecilia Blye
Chief, Office of Global Security Risk

Re:	Advent Software, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 12, 2009
File No. 0-26994

Ladies and Gentlemen:

Advent Software, Inc. (the “Company” or “Advent” or “we”), submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 17, 2009, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed March 12, 2009.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K, as applicable.

1.             You disclose on page 3 of the 10-K that you serve clients in the Middle East and Africa. You report in a press release dated March 17, 2009, that your clients in the Middle East include Arab National Bank, SHUAA Capital, and Ahli United Bank. We are aware of press releases and news reports indicating Arab National Bank conducts business in Sudan, and that an arm of SHUAA Capital operates or operated a fund focused on investments in Syria. We also are aware that Future Bank B.S.C. describes itself on its website as a joint venture between Ahli United Bank, Bank Melli Iran, and Bank Saderat Iran; and that Future Bank, Bank Melli, and Bank Saderat are included on the Specially Designated Nationals List maintained by the Treasury Department.

Iran, Sudan and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Sudan, or Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through affiliates or other direct or indirect arrangements. In this regard, address whether, to the best of your knowledge, understanding and belief, client entities, including your clients identified above, employ your products in activities in Iran, Sudan or Syria. Your response should describe any software or services you have provided to these countries directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:

We respectfully advise the Staff that Advent (including through its affiliated entities or other direct or indirect arrangements) does not have, and has not had, any clients in Iran, Sudan or Syria (the “Embargoed Countries”).  In addition, we have not and do not conduct business with persons or entities in, or the governments of, the Embargoed Countries and we do not anticipate doing so in the future. Finally, although SHUAA Capital, Ahli United Bank and ANB Invest (a subsidiary of Arab National Bank) are clients, we do not have any contractual or other arrangements with, or receive revenue from Future Bank B.S.C., Bank Melli Iran or Bank Saderat Iran.

To Advent’s knowledge, none of our clients, including SHUAA Capital, Ahli United Bank and ANB Invest reexport our products to any of the Embargoed Countries.  In addition, in accordance with our export management practices, our contracts with these clients have provisions that:

•                  Require compliance with U.S. export control laws and regulations;

•                  Prohibit the following activities:

•                  Use of our software by anyone other than the licensee;

•                  Transfer of our software to a third party without Advent’s consent;

•                  Installation of our software in a location other than that specified in their contracts (none of which are in any of the Embargoed Countries); and

•                  Transfer of our software to an Embargoed Country.

As part of Advent’s commitment to compliance with U.S. export control laws and regulations, we also employ additional procedures designed to ensure that we do not provide our software or services to Embargoed Countries.  Advent also continues to monitor changes in U.S. export control laws and implement procedures designed to conduct our business in compliance with U.S. export control laws.

Furthermore, as described in our Code of Business Ethics and Conduct (the “Code”), which you can find online at http://media.corporate-ir.net/media_files/irol/96/96626/advent_code.pdf, our policy is to adhere to all applicable laws, including U.S. export control laws, and all Advent officers, employees and directors are required to be familiar with and comply with the Code.

In conformance with these procedures and policies, to Advent’s knowledge, we have not provided any products or services to the Embargoed Countries or have any agreements, commercial arrangements or other contacts with the governments of those countries or entities controlled by those governments.

2.             Please discuss the materiality of any contacts with Iran, Sudan, and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, and Syria. In this regard, please also address the reputational impact of the use of your products in connection with any client operations in Iran, Sudan and Syria described in response to the foregoing comment.

Response:

We respectfully advise the Staff that, as detailed above, we do not conduct business with persons or entities in the Embargoed Countries. In addition, we have no revenues, assets or liabilities associated with the Embargoed Counties, including during the last three fiscal years and any subsequent period to date. Further, to Advent’s knowledge, our clients do not reexport our products to any of the Embargoed Countries. Also, Advent maintains policies and procedures and follows appropriate practices that are designed to ensure compliance with U.S. export control laws. Thus, we believe that no material investment risk for our security holders exists, from either a quantitative or qualitative perspective.

* * * * *

In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (415) 543-7696. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 556-0625, as well as that of Mr. Mark Bertelsen of Wilson Sonsini Goodrich & Rosati, our external corporate counsel, at (650) 493-6811.  Thank you for your assistance.

Sincerely,

ADVENT SOFTWARE, INC.

/s/ James S. Cox

James S. Cox
Vice President and Corporate Controller
(Principal Accounting Officer)

cc:	Mark A. Bertelsen, Wilson Sonsini Goodrich & Rosati
Timothy Scott, PricewaterhouseCoopers LLP